Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

	Years ended December 31,					Nine Months Ended September 30, 2013
	2008	2009	2010	2011	2012
Earnings:
Net loss before income taxes	$(5,805)	$(2,300)	$(9,491)	$(16,566)	$(18,991)	$(7,213)
Plus: Fixed charges	19	29	39	65	128	114

Earnings, as defined	$(5,786)	$(2,271)	$(9,452)	$(16,501)	$(18,863)	$(7,099)

Fixed Charges:
Interest component of rentals(1)	19	29	39	65	128	114

Total	19	29	39	65	128	114

Deficiency in earnings to cover fixed charges	*	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable